

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2020

Kathryn V. Marinello
Chief Executive Officer
Hertz Global Holdings, Inc.
8501 Williams Road
Estero , Florida 33928

> **Re: Hertz Global Holdings, Inc.**
> **Supplement to Prospectus dated June 12, 2019**
> **Filed June 15, 2020**
> **File No. 333-231878**

Dear Ms. Marinello:

We have reviewed your prospectus supplement and have the following comments. Although you have terminated your offering and have represented that you will not use the registration statement for any future offerings without first notifying us, given that shares were sold with this prospectus, we believe that investors may benefit from revised disclosure in response to our comments. Please update your disclosure, as appropriate, in response to these comments in your ongoing Exchange Act filings and Securities Act offering materials.

Supplement to Prospectus dated June 12, 2019, filed June 15, 2020

General, page 1

1. In a prominent place in your prospectus supplement, describe the goals of the Chapter 11 bankruptcy process, specifically the impact of a Chapter 11 reorganization plan on equity holders compared to creditors. Include a discussion of the concepts of prioritizing claims and maintaining the operating assets of the company. Please also disclose that obtaining financing through an equity offering, rather than a debtor in possession loan, is a novel way to obtain financing in a Chapter 11 bankruptcy. Discuss the differences between financing a Chapter 11 bankruptcy with equity rather than debt, including, if true, that debtor in possession loan creditors would typically receive preference in a bankruptcy, while your equity holders would not. Provide a balanced discussion of the positive and negative implications of arranging financing with an equity offering.

Prospectus Supplement Cover Page, page 1

2.   We note the disclosure on your cover page that "Jefferies may be deemed to be an 'underwriter' within the meaning of the Securities Act." However, you disclose on page S-14 that "[i]n connection with the sale of [y]our shares of common stock on [y]our behalf, Jefferies will be deemed to be an 'underwriter' within the meaning of the Securities Act." Please state on your cover page that Jefferies will be deemed to be an "underwriter" within the meaning of the Securities Act, and make conforming changes, where appropriate, to your filing.

Prospectus Supplement Summary
Recent Developments, page S-2

3.   Please clarify the consequences to you if you do not receive final approval of the "first day motions" at the hearing on June 25, 2020. Please also disclose whether the "customary relief" currently in place will be changed in any material way as a result of the June 25 hearing. If so, please describe these changes.

4.   We note your disclosure that "[t]he filing of the Petitions constituted an event of default that accelerated the Debtors' obligations under certain debt instruments and triggered defaults, termination events and amortization events under certain obligations of the Non-Debtor Financing Subsidiaries and other indebtedness, and such events caused defaults, amortization events and accelerations, as applicable, under certain other debt instruments, including under certain debt instruments of certain of the Debtors' International Subsidiaries." Please quantify the extent of your current obligations and liabilities under these debt instruments, and provide any other additional context that offers investors the reasons behind your determination to file the Petitions.

5.   We note your disclosure that the NYSE has determined to commence proceedings to delist your common stock, and that you have appealed the determination and requested a hearing before the NYSE. Please disclose, if known, when this hearing will occur, and when you expect a final determination regarding your appeal. Also, disclose when you expect your common stock to be delisted if the outcome of the appeal is adverse to you. Finally, tell us whether the shares you will issue in this offering will be listed pending your appeal. Make corresponding changes to your risk factor on page S-4.

Risk Factors, page S-4

6.   Please provide separate and detailed risk factor disclosure related to the impact of COVID-19 on your financial condition and operations. In this regard, it appears that the ability of common stock holders to receive any recovery in the Chapter 11 bankruptcy process, or any return on investment in your common shares, will depend upon a significant and rapid increase in business, which has been significantly impeded because of COVID-19.

<u>"We are in the process of Chapter 11 reorganization cases . . .", page S-4</u>

7.   We note your disclosure that "[a]lthough we cannot predict how our common stock will be treated under a plan, we expect that common stock holders would not receive a recovery through any plan unless the holders of more senior claims and interests, such as secured and unsecured indebtedness (which is currently trading at a significant discount), are paid in full. . . ." Revise to clarify the likelihood that the holders of more senior claims and interests would be paid in full, and clarify what is meant by "recovery," including whether you reasonably expect your common stock to survive your bankruptcy proceedings, or whether shares will be cancelled and current and future equity holders will "recover" only from a future liquidation of assets, if at all.

<u>"We may be subject to claims that will not be discharged in the Chapter 11 cases . . .", page S-6</u>

8.   Please briefly describe any known, specific claims to which you or your subsidiaries are a party that will not be discharged in the Chapter 11 cases. Disclose the extent of your liability under any such claims, if estimable or known.

<u>"Operating in bankruptcy for a long period of time may harm our business.", page S-7</u>

9.   Please provide an estimate of the duration of your bankruptcy case, including when you expect to confirm a reorganization plan.

<u>"There is no certainty as to amount of vehicle lease payments . . .", page S-7</u>

10.   You disclose that "[you] failed to make the April 2020 rent payment under the Operating Lease, and the lessor has a prepetition claim for the unpaid April rent." Please quantify your potential liability for this prepetition claim. Please also disclose whether and to what extent you expect to experience any material adverse effect on your financial condition by assuming full lease payments in July 2020. Finally, amend your disclosure to explain any material conditions or other terms to the relief provided by the Bankruptcy Court allowing Hertz to continue to operate under the fleet leases, and any risks related to these conditions or terms.

<u>Use of Proceeds, page S-11</u>

11.   We note your disclosure here and in your "Prospectus Supplement Summary" section that you intend to use proceeds from this offering for "general corporate purposes." Please clearly disclose that the use of proceeds for general corporate purposes was under permission granted by the Bankruptcy Court and will not be disbursed beyond Hertz Global absent further authorization of the court. Describe any limitations imposed upon you in terms of how you may use these proceeds and the extent to which the Bankruptcy Court will influence your use of proceeds throughout your Chapter 11 proceeding. In this regard, we note your disclosure on page S-6 that your use of proceeds from this offering is "[s]ubject to the requirements of the Bankruptcy Code and any orders that the Bankruptcy Court may enter."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services